Exhibit 99.1

Press Release                                                                                                          Source: China Cablecom Holdings, Ltd.

China Cablecom Announces Update on Binzhou Broadcasting Payment Extension

Tuesday February 17, 2009, 7:00 am EST

Related: China Cablecom Holdings Ltd.

SHANGHAI, Feb. 17 /PRNewswire-FirstCall/ -- China Cablecom Holdings, Ltd. ("China Cablecom" or the "Company") (Nasdaq: CABL - News; Nasdaq: CABLW - News; Nasdaq: CABLU - News), a joint-venture provider of cable television services in the People's Republic of China ("PRC"), announced today that it has further extended its payment deadline to Binzhou Broadcasting until December 31, 2009.

"With the support of the Binzhou SOE and local municipal branches of SARFT, we are delighted to announce this amended agreement," says Founder & Executive Chairman, Clive Ng. "This extension will provide the Company more flexibility as we continue working with strategic advisors to secure ongoing funding arrangements."

In December 2008, China Cablecom reported a payment extension to Binzhou Broadcasting for January 31, 2009. The original joint venture agreement, which was established on September 2007, pertained to a purchase of assets and service agreements covering cable networks in Shandong Province for an initial duration term of 20 years. Paying subscribers for Binzhou Broadcasting was 470,111 as of the third quarter 2008.

About China Cablecom

China Cablecom is a joint-venture provider of cable television services in the People's Republic of China, operating in partnership with a local state-owned enterprise ("SOE") authorized by the PRC government to control the distribution of cable TV services through the deployment of analog and digital cable services. In June 2008, China Cablecom consummated an agreement to acquire a 60 percent economic interest in a cable network in Hubei province with paying subscribers exceeding 800,000. The Company originally acquired operating rights of the Binzhou Broadcasting network in Binzhou, Shandong Province in September 2007 by entering into a series of asset purchase and services agreements with a company organized by SOEs, owned directly or indirectly by local branches of State Administration of Radio, Film and Television in five different municipalities to serve as a holding company of the relevant businesses. China Cablecom now operates 28 cable networks with over 1.4 million paying subscribers. China Cablecom's strategy is to replicate the acquisitions by operating partnership models in other municipalities and provinces in the PRC and then introducing operating efficiencies and increasing service offerings in the networks in which it operates.

Safe Harbor Statement

The matters discussed in this press release contain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this presentation and in the Company's other written and oral reports are based on current Company expectations and are subject to risks and uncertainties, which could cause actual results to differ materially. Any forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained herein. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. The forward-looking statements herein speak only as of the date stated herein and might not occur in light of these risks, uncertainties, and assumptions. The Company undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You should carefully consider these factors as well as the additional risk factors outlined in the filings that the Company makes with the U.S. Securities and Exchange Commission, including the Registration Statement on Form S-1 filed on April 18, 2008.

    CONTACT:
    China Cablecom Holdings, Ltd.
    Debra Chen
    Phone: 917.499.8129
    Email: debra@chinacablecom.net
    www.chinacablecom.net